Exhibit 99.1

Xueda Education Group Announces Executive Changes

BEIJING, January 12, 2012 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, announced today that Mr. Jun Wang has resigned as president and director of the Company to pursue his other interests and Mr. Xin Jin, co-founder and chief executive officer of Xueda Educational Group, will assume Mr. Wang’s managerial duties effectively February 1, 2012.

Mr. Xin Jin, commenting on the departure of Mr. Jun Wang, stated, “I would like to thank Jun for his dedicated service to Xueda during his tenure as president and director and wish him well in his future endeavors.  At the same time, I am looking forward to reassuming a greater operational role in the Company and continuing to get our growth plans back on track over the next several quarters.  Xueda is the premier provider of personalized education in China, and I firmly believe that the future is bright for our company.”

The Company also announced the resignation of Mr. Hai Yang as Xueda’s chief information officer, effectively April 1, 2012, to pursue his other interests. With the recent completion of the rollout of its enterprise resource planning system, the Company does not see the need to replace the position of chief information officer at this time.

About Xueda Education Group

Xueda Education Group (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 273 learning centers and 11,364 full-time service professionals, serving customers located in 62 economically developed cities across 28 of China’s 34 provinces and municipalities as of September 30, 2011.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext 6619
Email: zhouqi_1@21edu.com

Three Part Advisors
John Palizza
Tel: +1-888-550-8392

Email: jpalizza@threepa.com